Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2007

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$10,557		$10,557
Plus
Interest included in expense	16,732		16,732
One-third of rental expense(b)	253		253
Adjusted “earnings”	$27,542		$27,542

Fixed charges
Interest included in expense	$16,732		$16,732
Interest capitalized	59		59
One-third of rental expense(b)	253		253
Total fixed charges	$17,044		$17,044

Ratio of earnings to fixed charges	1.62		1.62

Preferred stock dividend requirements		$	−

Ratio of earnings before provision for income taxes to earnings from
continuing operations			1.14

Preferred stock dividend factor on pre-tax basis			−
Fixed charges			17,044

Total fixed charges and preferred stock dividend requirements			$17,044

Ratio of earnings to combined fixed charges and preferred stock dividends			1.62

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.